Exhibit 99.1

June 10, 2021

To

1.	National Stock Exchange of India Ltd. Exchange Plaza Plot No. C/1, G Block Bandra –Kurla Complex Bandra (E), Mumbai 400 051 Maharashtra, India Symbol: WIPRO	2.	BSE Limited Corporate Relationship Dept. Phiroze Jeejeebhoy Towers, Dalal Street Mumbai 400 001 Maharashtra, India Security Code: 507685
3.	The Market Operations New York Stock Exchange New York Symbol : WIT

Dear Sir/Madam,

Sub:	Intimation under Regulation 30 of the Securities and Exchange Board of India
(Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Listing Regulations”)

This is to inform you that Wipro IT Services LLC, a wholly owned step-down subsidiary of Wipro Limited (“Company”), incorporated under the laws of Delaware, United States of America (“Issuer”) has approved the proposal for issuance of U.S. dollar denominated notes (the “Notes” and such issuance, the “Issue”) in an aggregate principal amount of up to US$ 750 million. The Notes will be guaranteed by the Company vide a corporate guarantee. The net proceeds of the Notes are intended to be utilised for refinancing existing debt, general corporate purposes and/or for any other purpose permitted by law. The Notes are proposed to be listed on the Singapore Stock Exchange.

The Board of Directors of the Company, has at their meeting held on June 9, 2021, granted its approval to unconditionally and irrevocably guarantee the due and prompt payment of the principal and interest and any additional amount payable in respect of the Notes, as and when the same shall become and payable (“Guarantee”). The Guarantee is subject to the aggregate liability of the Company not exceeding US$ 865 million (115% of the principal amount of the Notes).

This is for your information and records.

Thanking you

For Wipro Limited

M Sanaulla Khan

Company Secretary

Registered Office:
Wipro Limited
Doddakannelli
Sarjapur Road
Bengaluru 56 036
India
T : +91(80) 2844 0011
F : +91(80) 2844 0256
E : info@wipro.com
W : wipro.com
C : L32102KA1945PLC020800

Registered Office:
Wipro Limited T : +91 (80) 2844 0011
Doddakannelli F : +91 (80) 2844 0256
Sarjapur Road E : info@wipro.com
Bengaluru 560 035 W : wipro.com
India C : L32102KA1945PLC028800

This information is not an offer of securities for sale in the United States or elsewhere. This information has been prepared for publication in India only and is not for publication or distribution, directly or indirectly, in or into the United States. The Notes have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) and may not be offered or sold within the United States, except pursuant to an exemption from, or in transactions not subject to, the registration requirements of the Securities Act and applicable U.S. state securities laws. Accordingly, the Notes are being offered and sold (i) within the United States to persons reasonably believed to be “qualified institutional buyers” (as defined in Rule 144A under the Securities Act) and (ii) outside the United States in offshore transactions in reliance on Regulation S under the Securities Act, in each case in compliance with applicable laws of the jurisdictions where such offers and sales occur.

In connection with the offer of the above securities, there may be an over-allotment of securities or other similar transactions with a view to supporting the market price of the securities for a specified period, at a level higher than that which might otherwise prevail. However, stabilisation may not necessarily occur and any stabilisation action, if begun, may cease at any time. Any stabilisation action or over-allotment shall be conducted in accordance with all applicable laws and rules. This announcement is for information purposes only.

Registered Office:
Wipro Limited
Doddakannelli
Sarjapur Road
Bengaluru 56 036
India
T : +91(80) 2844 0011
F : +91(80) 2844 0256
E : info@wipro.com
W : wipro.com
C : L32102KA1945PLC020800

Registered Office:
Wipro Limited T : +91 (80) 2844 0011
Doddakannelli F : +91 (80) 2844 0256
Sarjapur Road E : info@wipro.com
Bengaluru 560 035 W : wipro.com
India C : L32102KA1945PLC028800